April 2, 2008


Mail-Stop 4561


Mr. Jack L. Kopnisky
Chief Executive Officer, President
and Chief Operating Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, Massachusetts 01089


Re:	The First Marblehead Corporation
	Form 10-K (y/e June 30, 2007), Proxy Statement 2007
	Filed August 28, 2007 (Form 10-K)
	File No. 001-31825


Dear Mr. Kopnisky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended December 31, 2007
Management`s Discussion and Analysis
Application of Critical Accounting Policies and Procedures
Service Revenue and Receivables
1. In order for investors to understand your financial performance, please consider providing the actual percentage range of defaults, recoveries, and prepayments on all outstanding trusts as well as the percentage change (growth or decline rate) as compared to prior periods.

Sensitivity Analysis
2. Please supplement your disclosure, in future filings, to disclose the relevant assumptions supporting the analysis disclosed in the tables. For example, consider disclosing the spread you used as part of your estimate and the length of time you estimate such spread will persist. In addition, add disclosure as to whether any carryover interest has occurred and, if so, the amount.

Parity Ratios
3. In future filings, please discuss and explain the impact of the parity ratios on your ability to generate cash from the structural advisory fees and disclose the range of actual parity ratios.

      *			*			*			*
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202) 551-3419.



							Sincerely,


							Christian Windsor
							Special Counsel
							Financial Services Group








Mr. Jack L. Kopnisky
The First Marblehead Corporation
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